Exhibit B

LIMITED LIABILITY COMPANY AGREEMENT OF
GFG, LLC

This Amended and Restated Limited Liability Company Agreement (this "Agreement") of Global Foods Group, LLC, a Delaware limited liability company (the "Company"), is dated effective as of April 13, 2020 (the "Effective Date"), and is adopted and entered into by the Persons listed on the signature pages hereto as Members.

R E C I T A L S:

A. The Company was formed as a limited liability company under the laws of the State of Delaware pursuant to the filing of the Certificate on April 13, 2020, and the execution of the Original Agreement on April 13, 2020;

B. The Members are entering into this Agreement, which amends and restates the Original Agreement and the rights and interests of the Members effective as of the Effective Date, and provides for, among other things, the management of the business and affairs of the Company, the allocation of profits and losses among the Members, the respective rights, duties and obligations of the Members to each other and to the Company, and certain other matters.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties hereby amend and restate the Original Agreement as follows:

ARTICLE I
DEFINITIONS

1.1 Certain Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meanings set forth on Annex I.

1.2 Construction. Unless the express context otherwise requires: (a) the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) words defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (c) the words "Dollars" and "$" mean U.S. dollars; (d) references herein to a specific article, section, subsection, recital or schedule shall refer, respectively, to articles, sections, subsections, recitals or schedules of this Agreement; (e) wherever the word "include," "includes" or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation"; and (f) references herein to any Person shall include such Person's heirs, executors, personal representatives, administrators, successors and permitted assigns.

ARTICLE II
ORGANIZATION

2.1 Formation. On April 13, 2020, the Company, under the name "Global Foods Group, LLC," was organized as a Delaware limited liability company by the filing of a Certificate of Formation (as the same may be amended and restated from time to time, the "Certificate") under and pursuant to

the Act. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, liabilities or obligations of any Member to this Agreement are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement, to the extent not prohibited by the Act, controls over the Act. This Agreement constitutes the "limited liability company agreement" of the Company for purposes of the Act and supersedes and replaces the Original Agreement in all respects.

2.2 Name. The name of the Company is "Global Foods Group, LLC" and all business of the Company shall be conducted under that name or such other names that comply with applicable law as the Manager may select from time to time.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office as the Manager may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Manager may designate from time to time in the manner provided by law. The principal office of the Company shall be at such place as the Manager may designate from time to time, which need not be in the State of Delaware, and the Company shall maintain its records there. The Company may have such other offices as the Manager may designate from time to time.

2.4 Purposes. The purpose of the Company and the nature of its business shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act. The Company may engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of Delaware.

2.5 Term. The term of the Company commenced on the date the Certificate was filed with the office of the Secretary of State of Delaware and shall terminate on the date determined pursuant to ARTICLE XIII.

2.6 No State-Law Partnership. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture and that neither any Member, nor the Company shall be a partner or joint venturer of any other Member for any purposes other than federal and, if applicable, state and local income tax purposes, and this Agreement shall not be construed to the contrary. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with the foregoing.

ARTICLE III
MEMBERS; COMPANY UNITS

3.1 Members. Subject to the following two sentences, the names, residences, business or mailing addresses of, and the number of Units held by, the Members are set forth on Schedule A, as such Schedule shall be amended from time to time in accordance with the terms of this Agreement. Any reference herein to Schedule A shall be deemed to be a reference to Schedule A as amended and in effect from time to time. Each Person listed on Schedule A, upon his, her or its and the Company's

execution of this Agreement or a counterpart or Joinder hereto, as applicable, and receipt (or deemed receipt) by the Company of such Person's Capital Contribution is hereby admitted to the Company as a Member of the Company.

3.2 Representations and Warranties of the Members. Each Member hereby represents and warrants to the Company and acknowledges that: (a) such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto; (b) such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time; (c) such Member is acquiring Units in the Company for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof; (d) the Units (and underlying membership interests) in the Company have not been registered under the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified under applicable securities laws and the provisions of this Agreement have been complied with; (d) the execution, delivery and performance by such Member of this Agreement has been duly authorized by such Member and does not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound; (e) the determination of such Member to purchase or receive Units in the Company has been made by such Member independently of any other Member and independently of any statements or opinions as to the advisability of such purchase or receipt or as to the properties, business, prospects or condition (financial or otherwise) of the Company that may have been made or given by any other Member or by any agent or employee of any other Member; and (f) this Agreement is valid, binding and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity).

3.3 Liability of Members.

(a) Except as expressly set forth in this Agreement or the Act, no Member shall have any personal liability whatsoever in his, her or its capacity as a Member, whether to the Company, to any of the other Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company. Each Member hereby consents to the exercise by the Manager and the Company's officers of the powers conferred on them by this Agreement.

(b) In accordance with the Act and the laws of the State of Delaware, a member of, or other holder of an interest in, a limited liability company may, under certain circumstances, be required to return amounts previously distributed to such Person.

3.4 Authorized Units; Voting Rights.

(a) Company Units.

(i) Subject to the terms and conditions set forth herein, each Member's interest in the Company (including such Person's interest, if any, in the capital, income, gains, losses, deductions and expenses of the Company, in Distributions and in the right to vote, if any, on certain

Company matters as provided in this Agreement) shall be represented by Units. The Manager, from time to time, in its sole discretion, may cause the Company to issue to the Members certificates representing the Units held by such Members in such form as authorized by the Manager.

(ii) All Units shall entitle the holders thereof to equal rights under this Agreement, except as otherwise provided in this Agreement. The Company shall have the authority to issue up to 400 (four hundred) Units to the Members. Such number of Units is subject to increase as provided in Section 3.6 below. Ownership of Units shall entitle the holder, in his, her or its capacity as Member to allocations of Profits and Losses and other items and Distributions of cash and other property as set forth in ARTICLE V. The other relative rights, liabilities, obligations, preferences, privileges and restrictions granted to or imposed upon the Members in their respective capacities as holders of the Units are as set forth elsewhere in this Agreement.

(b) Capital Contributions. As of the Effective Date, (i) the Company has admitted purchasers of Units in connection with the offer and sale thereof (the "Offering") and (ii) the Members have made the Capital Contributions to the Company set forth on Schedule A. No Member is required to make any additional Capital Contributions to the Company.

(c) Voting Rights. Each Member holding Units shall be entitled to one vote per Unit held by such Member.

3.5 No Authority to Bind Company. No Member (other than the Manager(s) or an authorized officer of the Company or a designee of any such Person) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure on behalf of the Company.

3.6 Issuance of Additional Units. Subject to the terms and conditions of this Agreement, including compliance with Section 3.7, the Manager has the right to cause the Company to issue (i) additional Units in the Company (including other classes or series thereof having different rights), (ii) obligations, debt securities, evidences of indebtedness or other securities or interests convertible or exchangeable into Units in the Company and (iii) warrants, options or other rights to purchase or otherwise acquire Units in the Company (any of the foregoing, an "Additional Unit"). In connection with any approved issuance of Units to any Person, such Person shall execute and deliver a Joinder and shall enter into such other documents and instruments to effect such issuance as are required by the Manager. Upon the issuance of any Units and the payment of the Capital Contribution with respect thereto (if any), the Capital Account of such Member shall be adjusted pursuant to ARTICLE IV. In furtherance thereof, the Manager or an authorized officer of the Company shall amend Schedule A, without further vote, act or consent of any Person to reflect the admission of any new Members.

3.7 Preemptive Rights. If the Manager approves the issuance of any Additional Units in accordance with the terms of this Agreement (other than Additional Units that are issued or offered (i) in connection with the offer and sale of Units in the Offering; (ii) to third-party lenders or other third-party institutional investors in any arm's-length transaction providing debt financing for the Company approved by the Manager in accordance with this Agreement; (iii) in connection with the conversion, exercise or exchange of securities or rights convertible into, or exercisable or exchangeable for, Units, including options and warrants, in each case, to the extent such securities or rights are approved in accordance with this Agreement; (iv) to any Independent Third Party seller in connection with a *bona fide* business acquisition by the Company, whether by merger, consolidation, purchase of assets, exchange of stock, or otherwise, in each case, approved by the Manager in accordance with this

Agreement; or (v) in connection with a dividend, split, combination or subdivision of Units, in each case, approved in accordance with this Agreement), the Company shall comply with the following provisions:

(a) The Company shall first provide a written notice (a "Preemptive Notice") of such proposed issuance to each Member in accordance with the procedures set forth in this Section 3.7.

(b) Each Preemptive Notice shall set forth (i) the number of Additional Units proposed to be offered and issued, (ii) the proposed date of issuance, which date shall be no less than 15 days after the date of the Preemptive Notice and (iii) the material terms and conditions of the proposed issuance of Additional Units. Each Preemptive Notice shall represent an offer to each Member to participate in such issuance of such Additional Units on the terms set forth in the Preemptive Notice, in an amount equal to the product of (x) the number of Units held by such Member divided by the number of Units held by all Members, *multiplied* by (y) the number of Additional Units offered by the Company (such amount, such Member's "Preemptive Share").

(c) Each Member shall have the right to participate in the offer and issuance set forth in the Preemptive Notice by providing written notice thereof (a "Subscription Notice") to the Company no later than 15 days following the date of the Preemptive Notice. Each Subscription Notice shall be irrevocable and shall set forth (i) the number of Additional Units such Member desires to purchase in connection with such Preemptive Notice and (ii) if such Member desires to purchase more than its Preemptive Share of such Additional Units, the maximum subscription amount of such Member (the excess of such maximum subscription amount over such Preemptive Share, such Member's "Additional Subscription Amount").

(d) If fewer than all of the Additional Units set forth in the Preemptive Notice have been subscribed for by one or more Members by reference to Preemptive Shares (such deficiency, the "Unsubscribed Amount"), the Company shall deliver written notice thereof (a "Supplemental Preemptive Notice") to each Member that delivered a Subscription Notice requesting an Additional Subscription Amount (a "Participating Member"), which notice shall set forth (i) the Unsubscribed Amount and (ii) the Additional Subscription Amount required to be funded by the Participating Member based on its Subscription Notice; provided, however, that if the aggregate of all Additional Subscription Amounts of the Participating Members set forth in the Subscription Notices exceeds the Unsubscribed Amount, then the Additional Subscription Amount of each Participating Member shall be reduced, to the extent necessary, giving due regard for requested Additional Subscription Amounts, to an amount equal to the product of (x) the Unsubscribed Amount and (y) a fraction (expressed as a percentage), the numerator of which is the amount of the Additional Subscription Amount requested by such Participating Member and the denominator of which is the aggregate Additional Subscription Amount requested by all Participating Members.

(e) At the closing of any issuance of Additional Units (which shall take place on or as promptly as is reasonably possible after the proposed date of issuance in the Preemptive Notice), each Member who delivered a Subscription Notice to the Company shall (i) purchase, by wire transfer of immediately available funds or in such other manner as the Company may reasonably request, the number of Additional Units indicated in the Subscription Notice of such Member, *plus*, if applicable, all or a portion of the Additional Subscription Amount of such Member relating to such issuance of Additional Units, (ii) enter into a subscription agreement in form and substance reasonably acceptable

to the Company, and (iii) take all appropriate actions, and execute such other instruments, as shall be reasonably requested by the Company in connection with the issuance of the Additional Units.

(f) If, after following the procedures outlined above, there remains any Unsubscribed Amount that has not been subscribed for by one or more Members, the Company shall have the right to issue all or any portion of such Unsubscribed Amount to one or more Persons on terms that are no more favorable to such purchasers than those set forth in the Preemptive Notice; provided, however, that if such transaction is not consummated within one year after the date of delivery of the Preemptive Notice, then any portion of the Unsubscribed Amount that remains unsubscribed may not be offered or issued by the Company unless the Company again complies with the procedures set forth in this Section 3.7.

(g) If in any instance a Member fails or otherwise elects not to exercise such Member's rights under this Section 3.7, this shall not constitute a waiver of such Member's rights in the case of any subsequent transaction by the Company giving rise to the issuance of a Preemptive Notice hereunder.

ARTICLE IV
CAPITAL ACCOUNTS

4.1 Establishment and Determination of Capital Accounts. A capital account ("Capital Account") shall be established for each Member in accordance with the Treasury Regulations under Section 704(b) of the Code. In accordance with such Treasury Regulations, the Capital Account of each Member shall equal, as of the Effective Date, the amount set forth on the books and records of the Company and shall be (a) increased by any additional Capital Contributions made by such Member, such Member's share of Profits and other items of income and gain allocated to such Member pursuant to ARTICLE V, and such Member's share of any other increase permitted (assuming the Manager so chooses to make such permitted increase) or required by Treasury Regulations Section 1.704-1(b)(2)(iv), and (b) decreased by such Member's share of Losses and other items of loss, deduction and expense allocated to such Member pursuant to ARTICLE V, any Distributions to such Member of cash or the Fair Market Value of any other property (net of liabilities assumed by such Member and liabilities to which such property is subject) distributed to such Member, and such Member's share of any other decrease permitted (assuming the Manager so chooses to make such permitted decrease) or required by Treasury Regulations Section 1.704-1(b)(2)(iv). For avoidance of doubt, items allocated pursuant to Section 5.6 hereof are solely for income tax purposes. Any references in this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be increased or decreased from time to time as set forth above.

4.2 Computation of Amounts. For purposes of computing the amount of any item of income, gain, loss, deduction or expense to be reflected in Capital Accounts, the determination, recognition and classification of each such item shall be the same as its determination, recognition and classification for federal income tax purposes; provided that:

(a) The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(l)(B) or Code Section 705(a)(2)(B) and Treasury Regulations Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

(b) If the Book Value of any property is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(c) Items of income, gain, loss or deduction attributable to the disposition of anything having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of said items.

(d) Items of depreciation, amortization and other cost recovery deductions with respect to anything having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), except that, with respect to any property the Book Value of which differs from its adjusted tax basis for federal income tax purposes and which difference is being eliminated by use of the "remedial method" pursuant to Treasury Regulations Section 1.704-3(d), depreciation, amortization or such other relevant cost recovery item for the relevant period shall be determined in accordance with the methodology prescribed under Treasury Regulations Section 1.704-3(d)(2).

(e) To the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(f) To the extent that the Company distributes any asset in kind to the Members, the Company shall be deemed to have realized Profit or Loss thereon in the same manner as if the Company had sold such asset for an amount equal to the Fair Market Value of such asset or, if greater and otherwise required by the Code, the amount of debts to which such asset is subject.

4.3 Interest. No Member shall be entitled to interest on any Capital Contribution to the Company or on the balance of such Member's Capital Account.

4.4 Loans from Members. With the consent of the Manager, any Member or its Affiliate may make loans to the Company, and any loan by a Member or an Affiliate of a Member to the Company shall not be considered a Capital Contribution. The amount of any such loans shall be a debt of the Company to such Member or Affiliate, as applicable, and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made.

4.5 Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance that may exist from time to time in such Member's Capital Account (including upon and after the dissolution of the Company).

4.6 Transfer of Capital Accounts. The original Capital Account established for each transferee Member shall be in the same amount as the Capital Account of the Member (or portion thereof) to which such Transferee Member succeeds, at the time such transferee Member acquires any Units of the Member to which such Transferee Member succeeds in accordance with ARTICLE XII. The Capital Account of any Member whose interest in the Company shall be increased or decreased by means of (i) the transfer to such Member of all or part of the Units of another Member, (ii) the transfer by such Member of all or part of such Member's Units to another Member or (iii) the repurchase of any Units shall be appropriately adjusted to reflect such transfer or repurchase. Any

reference in this Agreement to a Capital Contribution of or Distribution to a Member that has succeeded any other Member as a Transferee shall include any Capital Contributions or Distributions previously made by or to the former Member on account of the Units of such former Member transferred to such Transferee Member.

4.7 Adjustments to Book Value. The Company shall at the Manager's discretion adjust the Book Value of its assets to Fair Market Value in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) including as of the following times: (i) at the Manager's discretion in connection with the issuance of Units; (ii) at the Manager's discretion in connection with the Distribution by the Company to a Member of more than a *de minimis* amount of the Company's assets, including money, if as a result of such Distribution, such Member's interest in the Company is reduced; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(*g*). Any such increase or decrease in Book Value of an asset shall be allocated as a Profit or Loss to the Capital Accounts of the Members under Section 5.2 (determined immediately prior to the issuance of new Units).

ARTICLE V
DISTRIBUTIONS; ALLOCATIONS OF PROFITS AND LOSSES

5.1 Distributions. Except as otherwise provided for in Section 5.2, the Manager may make Distributions of Net Cash from Operations and Net Cash from Capital Events from time to time and at such times as the Manager, in its reasonable business judgment and sole discretion, determines to be appropriate. For each Distribution, the Manager shall provide each Member with a statement setting forth in reasonable detail the manner in which the Distribution was calculated to the extent that such Member requests such a statement.

(a) Distributions of Net Cash from Operations and Net Cash from Capital Events shall be made to the Members *pro rata* based on the percentage of issued and outstanding Units that such Members hold.

(b) In the event of the dissolution and liquidation of the Company, the Distribution of the assets of the Company shall be made in the following order of priority:

(i) First, to make payment of all debts and liabilities to third-party creditors and all other contractual liabilities of the Company, as well as expenses of dissolution and liquidation;

(ii) Second, to establish such Reserves as deemed necessary by the Manager for any contingent or unforeseen liabilities or obligations of the Company; and

(iii) Thereafter, the balance to the Members *pro rata* based on the percentage of issued and outstanding Units that such Members hold.

(c) In connection with any Sale of the Company, the consideration paid to the Company or other proceeds of such Sale of the Company shall be distributed (or allocated if not distributable) to the Members in the manner set forth in Section 5.1(a).

5.2 Tax Distributions. Notwithstanding anything to the contrary in Section 5.1, to the extent funds of the Company may be legally available for Distribution by the Company under the Act and subject to any Financing Agreement and subject to the retention and establishment of reserves, or payment to third parties, of such funds as the Manager deems necessary with respect to the reasonable business needs and obligations of the Company, the Manager shall cause the Company to make Distributions of cash (any such amount, a "Tax Distribution") to the Members in amounts intended to enable the Members (or any Person whose tax liability is determined by reference to the income of a Member) to discharge their United States federal, state and local income tax liabilities arising from the allocations made pursuant to this ARTICLE V, taking into account, for the avoidance of doubt, any taxable loss of the Company allocated to a Member pursuant to this Agreement for any prior taxable year not previously taken into account for purposes of this Section 5.2, to the extent such losses would be available under the Code to offset income of the Members (or, as appropriate, the direct or indirect partners or members of a Member) determined as if income and loss from the Company were the only income and loss of such Member (or, as appropriate, the direct or indirect partners or members of such Member) in such Fiscal Year and all prior Fiscal Years. For purposes of determining Tax Distributions under this Section 5.2, such determinations shall be made taking into account any allocations arising under Code Section 704(c) or adjustments arising from an election under Code Section 754. The amount distributable pursuant to this Section 5.2 shall be determined based on the Maximum Tax Rate and the amounts allocated to the Members, and otherwise based on such reasonable assumptions as the Manager determines.

5.3 Allocation of Profits and Losses. Except as otherwise provided in Section 5.4, Profits and Losses for any Fiscal Year (or other relevant period) shall be allocated among the Members in such manner that, as of the end of such Fiscal Year, the sum of (i) the Capital Account of each Member, (ii) such Member's share of Company Minimum Gain (as determined according to Treasury Regulations Section 1.704-2(g)) and (iii) such Member's Member Nonrecourse Debt Minimum Gain shall be equal to the respective net amounts, positive or negative, that would be distributed to them or for which they would be liable to the Company under this Agreement, determined as if the Company were to (A) liquidate all of the assets of the Company for an amount equal to their Book Value and (B) distribute the proceeds of liquidation pursuant to Section 5.1; provided that such hypothetical liquidation will not be treated as a Sale of the Company for any purpose hereunder. Items of Profit and Loss (if the Manager so determines in its sole discretion) may be allocated hereunder to ensure the Capital Accounts of the Members meet the test set forth in the first sentence hereof.

5.4 Special Allocations. The following special allocations shall be made:

(a) If there is a net decrease during a Fiscal Year in Member Nonrecourse Debt Minimum Gain, Profits for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) shall be allocated to the Member in the amounts and of such character as determined according to, and subject to the exceptions contained in, Treasury Regulations Section 1.704-2(i)(4). This Section 5.4(a) is intended to be a "partner nonrecourse debt minimum gain chargeback" provision that complies with the requirements of Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted and administered in a manner consistent therewith.

(b) If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be allocated Profits for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in the amounts and of such character as determined according to, and subject to the exceptions contained in, Treasury Regulations Section 1.704-2(f). This Section 5.4(b) is intended to be a

"minimum gain chargeback" provision that complies with the requirements of Treasury Regulations Section 1.704-2(f) and shall be interpreted and administered in a manner consistent therewith.

(c) Member Nonrecourse Deductions for any Fiscal Year shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Nonrecourse Deductions for any Fiscal Year shall be allocated *pro rata* to all Units.

(d) If any Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*)(4), (5), and (6) has an adjusted capital account deficit (determined according to Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*)) as of the end of any Fiscal Year, then Profits for such Fiscal Year shall be allocated to such Member in proportion to, and to the extent of, such adjusted capital account deficit. This Section 5.4(d) is intended to be a "qualified income offset" provision as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted in a manner consistent therewith.

(e) Profits and Losses described in Section 4.2(e) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulations Sections 1.704-1(b)(2)(iv)(j),(k) and (m).

(f) The allocations described in Sections 5.4(a), (b), (c), (d) and (e) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations and as such may not be consistent with the manner in which the Members intend to allocate items of income, gain, loss, deduction and expense or make Distributions. Accordingly, notwithstanding other provisions of this Section 5.4, but subject to the requirements of the Treasury Regulations, items of income, gain, loss, deduction and expense in subsequent Fiscal Years shall be allocated among the Members in such a way as to reverse as quickly as possible the effects of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations.

5.5 Amounts Withheld. All amounts withheld from or offset against any Distribution to a Member pursuant to Section 14.1 or Section 14.11 shall be treated as amounts distributed to such Member pursuant to this ARTICLE V for all purposes under this Agreement.

5.6 Tax Allocations; Code Section 704(c).

(a) The income, gains, losses, deductions and expenses of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and expenses among the Members for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and expenses shall be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, items of income, gain, loss, deduction and expense with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value at the time of contribution. The Manager shall be entitled to

adopt any method permissible under Code Section 704(c) and the Treasury Regulations thereunder for taking into account any such variation.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(e) or (f), subsequent allocations of items of taxable income, gain, loss, deduction and expense with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c), subject, for the avoidance of doubt, to the approval of the Manager.

(d) Allocations pursuant to this Section 5.6 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provisions of this Agreement.

ARTICLE VI
MANAGEMENT OF THE COMPANY

6.1 Management of the Company.

(a) Except for cases in which the approval of the Members is expressly required by this Agreement or the Act, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by and under the direction of, the Manager, and the Manager shall make all decisions and take all actions for the Company that are necessary or appropriate to carry out the Company's business and purposes. The Manager shall be the "manager" of the Company for the purposes of the Act. The Manager is not required to be a Member, or hold any Units, to serve as a Manager.

(b) Subject to any specific provisions hereof granting rights to Members, the Manager shall have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under the Act, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the Company. The power and authority granted to the Manager shall include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company and the exercise of the powers of the Company and shall include the power to make all decisions with regard to the management, operations, development activities, assets, financing and capitalization of the Company and any Subsidiaries, including, without limitation, the power and authority to undertake and make decisions concerning: (i) hiring and firing employees, Officers, attorneys, accountants, brokers, investment bankers and other advisors and consultants; (ii) opening bank and other deposit accounts and operations thereunder; (iii) borrowing money, obtaining credit, issuing notes, debentures, securities, equity or other interests of or in the Company and securing the obligations undertaken in connection therewith with mortgages on, pledges of and security interests in the assets or properties of the Company; (iv) making investments in or the acquisition of securities of any Person; (v) giving guarantees and indemnities; (vi) entering into contracts or agreements, whether in the ordinary course of business or otherwise (including, but not limited to, contracts for the purchase of real property); (vii) mergers with or acquisitions of other Persons; (viii) dissolution; (ix) the sale of all or any portion of the assets of the Company; (x) forming Subsidiaries or joint ventures; (xi) compromising, arbitrating, adjusting and litigating claims in favor of or against the Company; (xii) hiring and termination of the independent public accountants for the Company and each of its Subsidiaries; and (xiii) other matters as provided by resolution of the Manager. Each Member agrees that, except as otherwise specifically

provided in this Agreement, the Manager is authorized to execute, deliver and perform agreements and transactions on behalf of the Company without any further act, approval, consent or vote of the Members. The execution, delivery or performance by the Manager or the Company of any agreement authorized or permitted under this Agreement shall not constitute a breach by the Manager of any duty that the Manager may owe the Company or the Members or any other Persons under this Agreement or of any duty stated or implied by law or equity.

6.2 Members of the Manager in their Capacity as Such Owe No Fiduciary Duty. To the fullest extent permitted by law, including Section 18-1101(c) of the Act, and notwithstanding any other provision of this Agreement or any agreement contemplated herein or any applicable provisions of law or equity or otherwise, the parties agree (i) that no member or other equity holder of the Manager (in his or her capacity as such) shall owe any fiduciary duty to the Company (or any other constituent of the Company) and (ii) that, while nothing herein eliminates the implied contractual covenant of good faith and fair dealing among the parties hereto, such covenant is not intended by the parties to be a means through which any fiduciary duty may be imposed on any member or other equity holder of the Manager (in his or her capacity as such) under any circumstance.

6.3 Resignation. The Manager may resign by delivering written resignation to the Company at the Company's principal office. Such resignation shall be effective upon the designation by the Manager of a replacement Manager or at such later date designated therein.

ARTICLE VII
OFFICERS

7.1 Officers of the Company. The Manager shall have the authority to appoint or designate officers of the Company, who shall serve in such office until a successor is appointed in accordance with the terms hereof or his earlier resignation, death or removal by the Manager. The Manager shall have the power to appoint officers, including successor officers following such officers' resignation, death or removal by the Manager, and agents to act for the Company with such titles, if any, as the Manager deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Manager hereunder, including the power to execute documents on behalf of the Company, as the Manager may in its sole discretion determine (each such appointed person, an "Officer"). No Officer need be a resident of the State of Delaware or a Member, and any number of offices may be held by the same individual. Subject to the powers of and limitations imposed by the Manager and this Agreement, the Officers shall have general charge of the day-to-day business, affairs and property of the Company, exercise control over the Company's other employees and agents, and shall see that all directions and resolutions of the Manager are carried into effect. The Officers shall have such other powers and perform such other duties as may be prescribed by the Manager from time to time, or as may be provided in this Agreement. The Officers shall devote such time and attention as they deem necessary to be reasonably required for the conduct of the Company's day-to-day operations and affairs.

7.2 Resignation; Removal. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Manager. Any Officer may be removed as such, either with or without cause, by the Manager whenever in its judgment the best interests of the Company shall be served thereby; provided that such removal shall be without prejudice to the contract rights, if any, of the individual so removed. Designation of an officer shall not of itself create any contract rights, except as

otherwise set forth herein. Any vacancy occurring in any Officer position of the Company may be filled by the Manager.

7.3 Additional Officers. The Manager may, from time to time, designate one or more other individuals to be officers of the Company ("Additional Officers"). No Additional Officer need be a resident of the State of Delaware or a Member, and any number of offices may be held by the same individual. Any Additional Officers so designated shall have such authority and perform such duties as the Manager may, from time to time, prescribe. Unless the Manager otherwise specifies, if the title is one commonly used for officers of a limited liability company, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office under the laws of the State of Delaware. Each officer shall hold office until resignation or termination by the Manager under the terms and conditions of said officer's written employment agreement. The salaries or other compensation of such additional officers of the Company shall be fixed from time to time by the Manager and set forth by written employment agreement.

ARTICLE VIII
MEMBERS

8.1 Number. The Company shall at all times have one or more Members.

8.2 Membership Status. After a Transfer of Units in accordance with ARTICLE XII by a Member, as applicable, such transferring Member shall not be entitled to any Distributions or payments of any kind from the Company with respect to such Units and shall no longer be considered a Member with respect to such Units for any purpose.

8.3 No Participation in Management. The management of the business and affairs of the Company shall be vested in whole in the Manager in accordance with ARTICLE VI. Except with respect to the execution and filing of the Certificate, as otherwise specifically provided by this Agreement or required by the Act, no Member, acting in the capacity of a Member, shall be an agent of the Company or have any authority to act for or bind the Company.

8.4 Meetings. Meetings of the Members may be called by the Manager at any time or at any time by a Member or Members holding at least 10% of the Units entitled to vote at such meeting.

8.5 Place of Meetings. The Manager or the Member or Members calling such meeting may designate any place as the place of meeting for any meeting of the Members.

8.6 Notice of Meetings. Written or printed notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered to each Member not less than three Business Days nor more than 20 Business Days before the meeting, at the direction of the Manager or, if such meeting is called by a Member or Members, by the Member or Members calling such meeting.

8.7 Spontaneous Meeting of Members. If all of the Members meet at any time and place (including telephonically) and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and any Company action that may be taken at a meeting of the Members may be taken at such meeting.

8.8 Quorum. The Members holding a majority of the Units entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of any business that may be taken at a meeting of the Members. In the absence of a quorum, no business may be transacted and any Member present at such meeting in person, by proxy or by telephone shall have the power to adjourn such meeting until a quorum shall be constituted.

8.9 Voting Rights Generally. Subject to the provisions of this Agreement, the Members shall have the voting rights associated with the Units held by such Member as provided in this Agreement. When a vote is required by the Members, each Member shall be entitled to vote as provided in Section 3.4(c).

8.10 Manner of Acting. Unless otherwise required by this Agreement, the affirmative vote of a majority of the Units entitled to vote represented at a meeting at which a quorum is present shall constitute the act of the Members.

8.11 Proxies. At any meeting of the Members, a Member may vote by proxy executed in writing by such Member or by its duly authorized representative.

8.12 Written Actions. Any action required to be, or which may be, taken by Members may be taken without a meeting if consented thereto in a writing setting forth the action so taken is signed by the Members holding not less than the minimum number of Units that would be necessary to take such action at a meeting at which all Members entitled to vote on the action were present and voted, and a copy thereof is provided to all of the then Members. A consent transmitted by electronic transmission (including email) by a Member or by a Person authorized to act for such Member shall be deemed written and signed for the purposes of this Section 8.12.

8.13 Telephonic Participation in Meetings. Members may participate in any meeting through telephonic or similar communications equipment by which all Persons participating in the meeting can hear one another, and such participation shall constitute presence in person at such meeting.

8.14 Confidentiality. Each Member acknowledges that, during the term of this Agreement, he, she or it may have access to or become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, and its respective Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, intellectual property and other information provided pursuant to Section 11.3, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential (collectively, "Confidential Information"). Without limiting the applicability of any other agreement to which any Member may be subject, no Member shall, without the prior written consent of the Manager, directly or indirectly disclose or use (other than solely for the purpose of communicating with other Members or such Member monitoring and analyzing such Member's investment made herein) at any time, including, without limitation, use for commercial or proprietary advantage or profit, either during his, her or its association or employment with the Company or for a period of three years thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all commercially reasonable steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft. Notwithstanding the foregoing, a Member may disclose Confidential Information to the extent (i) disclosure is necessary for the Member and/or the Company's employees, agents, representatives and advisors to fulfill their duties to the Company

pursuant to this Agreement and/or other written agreements, (ii) the disclosure is required by law, legal process or a court order, after (to the extent permitted by applicable law) notice of such requirement has been given to the Company so that it may have a reasonable opportunity to oppose such disclosure, (iii) the information becomes generally available to the public through no fault of such Member, (iv) the disclosure is approved in advance by the Manager, or (v) the disclosure is of the tax treatment and tax structure (as such terms are used in Section 6011 of the Code and the Treasury Regulations promulgated thereunder) of its investment in the Company and of any transactions entered into by the Company. Upon expiration or other termination of a Member's interest in the Company, that Member may not take any of the Confidential Information, and that Member shall promptly return to the Company all Confidential Information in that Member's possession or control. Nothing in this Section 8.14 shall in any way modify or limit the provisions set forth in Section 9.9.

8.15 Appraisal Rights. Each Member hereby acknowledges and agrees that such Member is not entitled at any time to any dissenter's rights, appraisal rights or similar rights under Section 18-210 of the Act or otherwise in relation to any Approved Sale.

ARTICLE IX
EXCULPATION AND INDEMNIFICATION

9.1 Exculpation. No Member or Manager (in his, her or its capacity as such) shall be liable to the Company or any of its Affiliates, any other Manager, any officer of the Company or any other Member for any loss suffered by the Company or any Affiliate unless such loss is caused by such Member's or Manager's willful misconduct, knowing violation of law or knowing and intentional breach of this Agreement. No Member or Manager (in his or her capacity as such) shall be liable to the Company or any of its Affiliates, any other Manager, any officer of the Company or any other Member for errors in judgment or for any acts or omissions that do not constitute willful misconduct, knowing violation of law or knowing and intentional breach of this Agreement. Any Member or Manager may consult with the Company's counsel and accountants in respect of Company affairs, and, provided such Member or Manager, as the case may be, acts in good faith reliance upon the advice or opinion of such counsel or accountants, such Member or Manager, as the case may be, shall not be liable for any loss suffered by the Company in reliance thereon.

9.2 Right to Indemnification. Subject to the limitations and conditions as provided in this ARTICLE IX, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he or she, or a Person of whom he or she is the legal representative, is or was an officer, Manager or Member of the Company or any of its Affiliates or, while an officer, Manager or Member of the Company or any of its Affiliates, is or was serving at the request of the Company or any of its Affiliates as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust or other enterprise, shall be indemnified by the Company to the fullest extent permitted under applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties, fines, settlements and reasonable expenses (including, without limitation, reasonable attorneys' fees) actually incurred by such Person in connection with such Proceeding; provided that (a) such Person's course of conduct was pursued in good faith and believed by him or

her to be in the best interests of the Company or any of its Affiliates, (b) such course of conduct did not constitute willful misconduct, knowing violation of law or knowing and intentional breach of this Agreement on the part of such Person, and (c) it does not involve a Proceeding or other dispute between the Company or any of its Affiliates and such Person. Indemnification under this ARTICLE IX shall continue with respect to a Person who has ceased to serve in the capacity that initially entitled such Person to indemnity hereunder. The rights granted pursuant to this ARTICLE IX shall be deemed contractual rights, and no amendment, modification or repeal of this ARTICLE IX shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any amendment, modification or repeal.

9.3 Advance Payment. The right to indemnification conferred in this ARTICLE IX shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 9.2 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such Person of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under ARTICLE IX and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such Person is not entitled to be indemnified under this ARTICLE IX or otherwise; provided, further, that the right to advance payment provided to such Person hereunder does not extend to a Proceeding or other dispute between the Company or any of its Affiliates and such Person.

9.4 Indemnification of Employees and Agents. The Company may indemnify and advance expenses to any Person, as determined by the Manager, by reason of the fact that such Person was an employee or agent of the Company or any of its Affiliates or is or was serving at the request of the Company or any of its Affiliates as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against any liability asserted against him or her and incurred by him or her in such a capacity or arising out of his or her status as such a Person to the same extent that it shall indemnify and advance expenses to Members, Managers and officers under this ARTICLE IX.

9.5 Appearance as a Witness. Notwithstanding any other provision of this ARTICLE IX, the Company may pay or reimburse reasonable out-of-pocket expenses incurred by a Member, Manager, officer or employee in connection with his or her appearance as a witness or other participation in a Proceeding related to or arising out of the business of the Company or any of its Affiliates at a time when he or she is not a named defendant or respondent in the Proceeding.

9.6 Non-Exclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this ARTICLE IX shall not be exclusive of any other right that a Manager, officer or other Person indemnified pursuant to this ARTICLE IX may have or hereafter acquire under any law (common or statutory), any provision of the Certificate of Formation or this Agreement, any other separate contractual arrangement, any vote of Members or disinterested Managers, or otherwise.

9.7 Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as a Manager, officer, employee or agent of the

Company or any Subsidiary or is or was serving at the request of the Company or any of its Affiliates as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against any expense, liability or loss, whether or not the Company or any of its Affiliates would have the obligation to indemnify such Person against such expense, liability or loss under this ARTICLE IX.

9.8 Savings Clause. If this ARTICLE IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Manager, officer or any other Person indemnified pursuant to this ARTICLE IX as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the fullest extent permitted by any applicable portion of this ARTICLE IX that shall not have been invalidated and to the fullest extent permitted by applicable law.

9.9 No Exclusive Duty to Company; Conflicts of Interest.

(a) Notwithstanding anything herein to the contrary, nothing in this Agreement shall affect, limit or impair the rights and remedies of any Member or any Affiliates of a Member in such Person's capacity as a lender (or as agent for the lenders), including, but not limited to, the Company or any of its Affiliates pursuant to any agreement under which the Company or any of its Affiliates has borrowed money, so long as any such Affiliate Transaction is approved by the Manager. Without limiting the generality of the foregoing, any such Person, in exercising its rights as a lender (or agent), including making decisions whether to foreclose on any collateral security, will have no duty to consider (i) its status or the status of any of its Affiliates as a direct or indirect equity holder of the Company or any of its Affiliates, (ii) the best interests of the Company or any of its Affiliates, or (iii) any duty it may have to any other direct or indirect equity holder of the Company or any of its Affiliates, except as may be required under the applicable loan documents or by applicable law. Members expressly acknowledge and agree that the involvement or participation of any Member or any Affiliates of a Member in any arrangements with the Company or any of its Affiliates in such Person's capacity as a lender (or as agent for the lenders) to the Company or any of its Affiliates shall not constitute a conflict of interest or breach of duty by such Persons with respect to the Company, any of its Affiliates, or any of the Members or their Affiliates.

9.10 Survival. The provisions of this ARTICLE IX shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE X
TAXES

10.1 Tax Returns. The Manager shall cause to be prepared and filed all necessary federal, state, local or foreign income tax returns for the Company, including (without limitation) making any elections the Manager may deem appropriate and in the best interests of the Members. Each Member shall furnish to the Manager all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

10.2 Tax Matters Partner.

(a) Tax Representation. For purposes of Code section 6231(a)(7), the Manager is hereby designated as the "partnership representative" of the Company within the meaning of Code section 6223 (the "Tax Representative"). The Tax Representative shall have sole authority to act on behalf of the Company for purposes of subchapter C of chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 10.2, unless otherwise specified, all references to provisions of chapter 63 of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015, as amended.

(b) Removal; Replacement. The Person serving as the Tax Representative shall be automatically removed as Tax Representative upon the death, dissolution and/or winding up, legal incompetency or bankruptcy of such Person, and the Person serving as the Tax Representative may be removed at any time by the Manager. Upon such removal of the Tax Representative a successor to serve in such position shall be designated by the Manager, and the removed Tax Representative shall not take any action for or on behalf of the Company without the prior written consent of the Manager.

(c) Indemnification by Company. The Company shall indemnify and hold harmless the Tax Representative in accordance with ARTICLE IX as a result of any act or decision concerning Company tax matters and within the scope of such Person's responsibility as Tax Representative. All amounts indemnified may be advanced as incurred in accordance with ARTICLE IX. The Tax Representative shall be entitled to rely on the advice of outside legal counsel and accountants as to the nature and scope of such Person's responsibilities and authority, and any act or omission of the Tax Representative pursuant to such advice in no event shall subject the Tax Representative to liability to the Company or any Member.

(d) Elections/Decisions. The Manager shall, without any further consent of the Members being required (except as specifically required herein), make any and all elections for federal, state, local, or foreign tax purposes including without limitation any election, if permitted by applicable law: (i) to adjust the basis of property pursuant to Code sections 734(b), 743(b) and 754, or comparable provisions of state, local or foreign law, in connection with Transfers of Units and Company distributions; (ii) to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state, local or foreign tax returns; and (iii) to make all decisions on behalf of the Company and the Members and to direct the activities of the Tax Representative before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Members in their capacities as Members, and to direct the filing of any tax returns and to cause the execution of any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members.

(e) Member Compliance. Each Member and former Member agrees that, upon request of the Tax Representative, such Member shall (i) take such actions as may be necessary or desirable (as determined by the Manager) to allow the Company to comply with the provisions of Code section 6226 so that any "partnership adjustments" are taken into account by the Members rather than the Company or (ii) file amended tax returns with respect to any "reviewed year" (within the meaning of Code section 6225(d)(1)) to reduce the amount of any "partnership adjustment" otherwise required to be taken into account by the Company.

(f) Consistent Treatment. Each Member and former Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for

taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code section 6226, as amended) shall be paid by such Member, and if paid by the Company will be recoverable from such Member.

(g) Survival. The obligations of each Member or former Member under this Section 10.2 shall survive the Transfer by such Member of its Units and the termination of this Agreement or the dissolution of the Company.

ARTICLE XI
COVENANTS OF THE COMPANY

11.1 Banking. The funds of the Company shall be kept in one or more separate bank accounts in the name of the Company in such banks or other depositories as may be designated, or, shall otherwise be invested in the name of the Company, in such manner and upon such terms and conditions as may be designated. All account creation, deposits, withdrawals and any other bank business or transactions from any such bank accounts or investments established by the Company hereunder shall be made on such signature or signatures as may be authorized from time to time by the Manager. Any account opened for the Company shall not be commingled with other funds of the Manager or interested persons. Until other written notice by the Manager is given, with this provision, the Manager hereby appoints Nathan D. Benn II with full authorization to conduct all banking matters related to the Company and no other resolution or written documentation shall be required in order to vest this authority.

11.2 Maintenance of Books. Each Member shall have the right, subject to such reasonable standards as may be established by the Manager and subject to the other requirements and limitations set forth in Section 18-305 of the Act, to obtain from the Company from time to time upon reasonable demand for any purpose reasonably related to such Member's interest as a member of the Company, the information and records set forth in Section 18-305 of the Act.

11.3 Reports.

(a) Within 45 days after the end of each quarterly accounting period, the Manager, at the Company's expense, shall cause to be prepared and furnished to each Member an unaudited consolidated balance sheet as of the end of such quarterly accounting period and an unaudited related consolidated income statement, consolidated statement of retained earnings and consolidated statement of cash flows for such quarterly accounting period, which balance sheet and statements will be prepare in accordance with U.S. generally accepted accounting principles.

(b) Within a reasonable period after the end of each Fiscal Year (which period shall not exceed 90 days), the Manager, at the Company's expense, shall cause to be prepared and furnished to each Member a consolidated balance sheet as of the end of such Fiscal Year and a consolidated income statement, consolidated statement of retained earnings and consolidated statement of cash flows for such Fiscal Year, which balance sheet and statements may, but are not required to, be audited, but will be prepared in accordance with U.S. generally accepted accounting principles.

(c) The provisions of this Section 11.3 are not intended to override the provisions of Section 18-305 of the Act with respect to any Members.

ARTICLE XII
TRANSFERS

12.1 Restrictions on Transfer of Units.

(a) No Member shall Transfer any interest in such Member's Units without the prior written consent of the Manager, except Transfers (i) to Permitted Transferees, (ii) in connection with a Sale of the Company or (iii) to a Member in connection with the exercise of any right of first refusal pursuant to Section 12.3. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, if the Manager determines that any Transfer of Units would have an adverse effect on the Company by causing the Company to become subject to the reporting requirements of the Exchange Act or to be treated as a publicly traded partnership within the meaning of Code Section 7704 and Treasury Regulations Section 1.7704-1, the Manager may prohibit any such Transfer.

(b) Any Transfer by any Member of any Units or other interest in the Company in violation of this Agreement (including, without limitation, any Transfer in violation of this Section 12.1, or the failure of the Transferee to execute a Joinder), or that would cause the Company to not be treated as a partnership for U.S. federal income tax purposes shall be void and ineffective and shall not bind or be recognized by the Company or any other party, and no such purported assignee shall have any right to vote on any matter or any right to any Profits, Losses or Distributions. No Member shall pledge or otherwise encumber all or any portion of his, her or its Units or the right to receive Distributions or Tax Distributions in the Company without the prior written consent of the Manager, which consent may be given or withheld in its sole and absolute discretion.

(c) No Member shall avoid the restrictions on Transfer set forth in this Agreement by (i) making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such Member's interest in any such Permitted Transferee or (ii) making direct or indirect Transfers of the equity interests of such Member.

12.2 Sale of the Company.

(a) Subject to the terms of this Section 12.2, if the Members holding a majority of the Units (such majority referred to herein as the "Requisite Members") and the Manager approve a Sale of the Company (the "Approved Sale"), invoke the provisions of this Section 12.2 by written notice to the Members, then the Members shall vote for (to the extent permitted to vote thereon), consent to and raise no objections against such Approved Sale or the process by which such transaction was arranged. If the Approved Sale is structured as a (i) merger or consolidation, each Member hereby waives any dissenters' rights, appraisal rights or similar rights, if applicable, in connection with such merger or consolidation or (ii) sale of Units or other equity securities or interests, each Member shall sell and surrender all or any applicable portion of such Member's Units or other equity securities or interests and rights to acquire Units or other equity securities or interests on the terms and conditions approved by the Requisite Members and the Manager. The Members shall take all necessary or desirable actions in connection with the consummation of the Approved Sale, including, without limitation: (A) executing a termination of all or any portion of this Agreement; (B) executing a sale contract provided each Member will in any event only be obligated to (1) severally (but not jointly), on a *pro rata* basis (based on the total consideration received by such Member in connection with such Approved Sale), give the same indemnities as the Requisite Members for representations and warranties regarding the Company and its assets, liabilities and business and for covenants of the Company (collectively, the "Company Indemnities"), and (2) solely on behalf of such Member make

such representations and warranties and give such indemnities solely concerning such Member and the Units or other equity securities or interests (if any) to be sold by such Member as may be also applicable to all other Members and the Units to be sold by such other parties set forth in any agreement approved by the Requisite Members; (C) subject to the foregoing clause (B), executing such joinders, indemnification support (on a several, but not joint basis), contribution or guarantee agreements, instruments of transfer and other documents or instruments as may be necessary to consummate such transaction applicable to all other Members and as requested by the Requisite Members; (D) subject to the foregoing clause (B), entering into non-solicitation covenants as may be also applicable to all other Members; and (E) entering into holdback and escrow obligations on a *pro rata* basis with respect to such transaction as may be also applicable to all other Members. To the extent that a Member fails to comply with any of the provisions of this Section 12.2(a) (a "Breaching Member"), the Company or its successor shall be entitled to withhold, in a designated escrow account, the proceeds to which such Breaching Member is entitled in connection with such Approved Sale transaction until the date on which such Breaching Member shall have complied in full with the provisions of this Section 12.2(a). Notwithstanding anything to the contrary contained herein, no Member shall be required to agree to be liable for any amounts payable in connection with such Approved Sale transaction in an amount in the aggregate greater than the total consideration received by such Member in connection with such Approved Sale.

(b) Allocation of Expenses Arising from Approved Sale. The Company shall bear all of the expenses incurred in connection with an Approved Sale to the extent such expenses are incurred for the benefit of all Members and are not otherwise paid by the acquiring party. For purposes of this Section 12.2(b), expenses incurred by the Company in exercising reasonable efforts to take all necessary actions in connection with the consummation of the Approved Sale shall be deemed to be for the benefit of all Members. Expenses incurred by any Member on such Member's own behalf shall not be considered expenses of the transaction and shall be the responsibility of such Member.

(c) Consideration. The obligations of each Member under this Section 12.2 with respect to an Approved Sale are subject to the satisfaction of the following condition: upon the consummation of such Approved Sale, such Member shall receive the same form of consideration and the same portion of the aggregate consideration that such Members would have received if such transaction had been structured as a liquidation of the Company and a Distribution to the Members in accordance with Section 5.1.

12.3 First Refusal Rights.

(a) Prior to any Transfer permitted by Section 12.1 (other than Transfers to Permitted Transferees), at least 30 days prior to any Transfer of Units, the Member desiring to make such Transfer (the "Transferring Member") shall deliver a written notice (the "Offer Notice") to the Manager and each Member and specifying in reasonable detail the identity of the prospective bona fide Transferee(s), the number of Units to be Transferred and the price and other terms and conditions of the proposed Transfer, as well as evidence that the proposed bona fide Transferee is financially capable of purchasing the Units. The Manager may elect to purchase all or a portion of the Units to be Transferred at the price and on the other terms set forth in the Offer Notice, by delivering written notice of such election to the Transferring Member and the Members within 15 days after delivery of the Offer Notice specifying the number of Units to be purchased by the Manager or any Designee (as defined below). Such purchase shall be consummated as soon as practicable after the delivery of the

notice to the Transferring Member, but in any event within 30 days after the delivery of the Offer Notice. In the event that the Manager so determines, it may specify another as its designee to purchase such Units (each such Person, a "Designee").

(b) In the event that the Manager does not exercise its right of first refusal with respect to all of the Units to be Transferred, each Member may elect to purchase up to its ROFR Share of the remaining Units at the price and on the other terms set forth in the Offer Notice, by delivering written notice of such election to the Transferring Member within 25 days after delivery of the Offer Notice (the "Acceptance Date"). If any Member elects not to purchase its ROFR Share of the Units, then the remaining Transferees among such Members who elected to purchase Units shall have the right to purchase such Units on a *pro rata* basis. For the purposes of this Section 0, the "ROFR Share" of a Member shall equal the product of (i) the aggregate number of Units to be sold to and purchased by the bona fide Transferee (and which were not purchased by the Manager), *multiplied* by (ii) a fraction, the numerator of which shall be the number of Units held by such Member, and the denominator of which shall be the total number of Units then issued and outstanding.

(c) If the Members have elected to purchase any Units from the Transferring Member, such purchase shall be consummated as soon as practicable after the delivery of the election notice to the Transferring Member, but in any event within 30 days after the Acceptance Date.

(d) If the Manager and the Members do not elect, in the aggregate, to purchase all of the Units from the Transferring Member, the Transferring Member shall have the right, within the 90 days following the Acceptance Date, to Transfer the Units not so purchased to the bona fide Transferee(s) specified in the Offer Notice at a price not less than the price per Unit specified in the Offer Notice and on other terms no more favorable to the Transferee(s) thereof than specified in the Offer Notice. Any Units not so Transferred within such 90-day period shall be reoffered to the Members pursuant to this Section 12.3 prior to any subsequent Transfer.

12.4 Right of Co-Sale.

(a) Exercise of Right. If any Units subject to a proposed Transfer are not purchased pursuant to Section 12.3 above and thereafter are to be sold to a prospective Transferee, each Member may elect to exercise its right to participate (a "Right of Co-Sale") on a pro rata basis in such Transfer, on the same terms and conditions specified in the Offer Notice. Each Member who desires to exercise its right hereunder (each, a "Co-Sale Member") must give the Transferring Member written notice to that effect within fifteen (15) days after the Acceptance Date described above, and upon giving such notice such Co-Sale Member shall be deemed to have effectively exercised such Member's Right of Co-Sale.

(b) Units Includable. Each Co-Sale Member may include in the proposed Transfer all or any part of such Co-Sale Member's Units equal to the product obtained by multiplying (i) the aggregate number of Units subject to the Transfer (excluding Units purchased by the Manager or the Members pursuant to Section 12.3) by (ii) a fraction, the numerator of which shall be the number of Units held by such Co-Sale Member, and the denominator of which shall be the total number of Units then issued and outstanding. To the extent one (1) or more of the Co-Sale Members exercise such right of participation in accordance with the terms and conditions set forth herein, the number of Units that the Transferring Member may sell shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Co-Sale Members and the Transferring Member agree that the terms and conditions of any Transfer in accordance with this Section 12.4 will be memorialized in, and governed by, a written purchase and sale agreement with the prospective Transferee (the "Purchase and Sale Agreement") with customary terms and provisions for such a transaction, and the Co-Sale Members and the Transferring Member further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 12.4.

(d) Allocation of Consideration. The aggregate consideration payable to the Co-Sale Members and the Transferring Member shall be allocated based on the number of Units sold to the Transferee by each Co-Sale Member and the Transferring Member as provided in Subsection 12.4(b).

(e) Purchase by Selling Transferring Member; Deliveries. If any Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Co-Sale Member or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Co-Sale Members, no Transferring Member may sell any Units to such Transferee(s) unless and until, simultaneously with such sale, such Transferring Member purchases all securities subject to the Right of Co-Sale from such Co-Sale Member on the same terms and conditions (including the proposed purchase price) as set forth in the Offer Notice.

12.5 Effect of Assignment.

(a) Any Member who shall Transfer any Units in the Company (any such Member, an "Assignor") shall cease to be a Member of the Company with respect to such Units and shall no longer have any rights or privileges of a Member with respect to such Units, including the power and right to vote (in proportion to the extent of the Units assigned) on any matter submitted to the Members, and, for voting purposes, such Units shall not be counted as outstanding (in proportion to the extent of the Units Transferred) unless and until the Transferee is admitted as a Member in accordance with Section 12.7.

(b) Subject to the terms of this Section 12.5, any Person who acquires in any manner whatsoever any Units in the Company (any such Person, an "Assignee"), irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms, conditions and obligations (but none of the rights or benefits) of this Agreement that any Transferring Member or other transferor of such Units in the Company to such Person was subject to or by which such Transferring Member or transferor was bound.

(c) A Transfer by a Member shall not itself dissolve the Company or entitle the Assignee to become a Member or exercise any rights of a Member. If an Assignee is not admitted as a Member pursuant to Section 12.7, such Assignee shall be entitled only to the Economic Interest with respect to the Units held thereby and shall have no other rights with respect to the interest Transferred. If an Assignee becomes a Member in accordance with Section 12.7, the voting (if any) and other rights associated with the Units held by the Assignee shall be restored and thereafter be held by such newly admitted Member, along with all other rights attendant to the Units Transferred.

12.6 Deliveries for Transfer.

(a) In connection with the Transfer of any Units, the Member holding such Units shall deliver written notice to the Company describing in reasonable detail the Transfer or proposed Transfer. In addition, in the case of any Certificated Units, if the Member holding such Units delivers to the Company an opinion of counsel reasonably acceptable to the Company that such Transfer and any subsequent Transfer of such Units will not require registration under the Securities Act, the Company shall promptly upon such contemplated Transfer deliver new certificates or instruments, as the case may be, for such Units that do not bear the restrictive legend relating to the Securities Act as set forth below. If the Company is not required to deliver new certificates or instruments, as the case may be, for such Units not bearing such legend, the Member holding such Units shall not Transfer the same until the prospective Transferee has confirmed to the Company in writing its agreement to be bound by the conditions contained in this Section 12.6.

(b) Notwithstanding any other provisions of this ARTICLE XII, no Transfer of Units may be made unless, in the opinion of counsel (who may but need not be counsel for the Company), satisfactory in form and substance to the Manager (which opinion may be waived, in whole or in part, at the reasonable discretion of the Manager), such Transfer would not violate any federal securities laws or any state or provincial securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the Units to be transferred, or cause the Company to be required to register as an "Investment Company" under the U.S. Investment Company Act of 1940, as amended. Such opinion of counsel shall be delivered in writing to the Company at least three Business Days prior to the date of the Transfer.

(c) In addition to the foregoing, a Transfer shall be valid hereunder only if: (i) the Transferring Member and the Assignee each execute and deliver to the Company such documents and instruments of conveyance as may be reasonably requested by the Manager (including, without limitation, a Joinder) to effect such Transfer and to confirm the agreement of the Assignee to be bound by the provisions of this Agreement; and (ii) the Transferring Member and the Assignee provide to the Manager the Assignee's taxpayer identification number and any other information reasonably necessary to permit the Company to file all required federal, state and local tax returns and other legally required information statements or returns.

12.7 Admission of Assignee as Member. Subject to the other provisions of this ARTICLE XII, an Assignee may be admitted to the Company as a Member only if: (x) the Manager gives prior written consent regarding the admission (which consent may be given or withheld at the Manager's sole discretion), provided that the Manager shall automatically be deemed to have consented to the admission of any Permitted Transferee; and (y) the Assignee becomes a party to this Agreement as a Member by executing a Joinder and executing such other documents and instruments as the Manager may reasonably request as necessary or appropriate to confirm such Assignee as a Member in the Company and such Assignee's agreement to be bound by the terms and conditions of this Agreement. Upon admission as a Member, the Assignee shall, to the extent assigned, have the rights and powers, and be subject to the restrictions and liabilities, of a Member under the Act and this Agreement and shall further be liable for any obligations of the Transferring Member to make future Capital Contributions (if any). Upon the admission of an Assignee as a Member, the Manager or an authorized officer of the Company shall amend Schedule A without the further vote, act or consent of any other Person to reflect the change in status of such Assignee to a Member.

12.8 Effect of Admission of Member on Assignor and Company. Notwithstanding the admission of an Assignee as a Member and except as otherwise expressly approved by the Manager, the Assignor shall not be released from any obligations to the Company existing as of the date of the

Transfer (other than obligations of the Assignor to make future Capital Contributions, if any), including without limitation those obligations set forth in Sections 5.1, 8.14, and 14.11.

12.9 Distributions and Allocations Regarding Transferred Units. Upon any Transfer during any Fiscal Year of the Company made in compliance with the provisions of this ARTICLE XII, Profits, Losses and all other items attributable to such interest for such Fiscal Year shall be divided and allocated between the Assignor and the Assignee by taking into account their varying interests during such Fiscal Year, using any conventions permitted by law and selected by the Manager. All Distributions on or before the date of such Transfer shall be made to the Assignor, and all Distributions thereafter shall be made to the Assignee, provided that the Company has received notice of such Transfer prior to the date of any such Distribution. Solely for purposes of making such allocations and Distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer; provided that, if the Company is given notice of a Transfer at least 10 Business Days prior to the Transfer, the Company shall recognize such Transfer as the date of such Transfer, and provided further that, if the Company does not receive a notice stating the date such interest was Transferred and such other information as the Manager may reasonably require within 30 days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated, and all Distributions shall be made, to the Member that, according to the books and records of the Company, was the owner of the interest on the last day of the Fiscal Year during which the Transfer occurs. Neither the Company nor the Manager shall incur any liability for making allocations and Distributions in accordance with the provisions of this Section 12.9, whether or not the Company or the Manager has knowledge of any Transfer of any interest.

12.10 Legend. If certificates representing the Units or other interests in the Company are issued ("Certificated Units"), such certificates will bear the following legend:

> "THE UNITS OR OTHER INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS ("STATE ACTS") AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE LIMITED LIABILITY COMPANY AGREEMENT OF THE ISSUER, AS IT MAY BE AMENDED AND RESTATED FROM TIME TO TIME. A COPY OF SUCH AGREEMENT SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST."

12.11 Transfer Fees and Expenses. The Assignee and Assignor of any Units or other interest in the Company shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

12.12 Taxes Arising from Sale of Units. Any Member that Transfers some or all of its Units shall report any gain arising from such sale as required by applicable law, and such Member shall pay any taxes payable as a result of such sale. Any Member that Transfers some or all of its Units shall indemnify the Company for any expenses or damages that the Company incurs as a result of a breach of such Member's obligations pursuant to this Section 12.12. The Company may collect from the

Transferring Member amounts payable by the Transferring Member pursuant to this Section 12.12 by retaining for the Company's benefit any amounts otherwise payable to the Transferring Member with respect to any Units in the Company then owned by the Transferring Member (other than any Tax Distributions), and the Company may pursue any other remedy at law or in equity to collect amounts payable to the Company pursuant to this Section 12.12. The obligations of the Transferring Member pursuant to this Section 12.12 shall continue after a Transferring Member has transferred some or all of its Units in the Company.

12.13 Transfers in Violation of Permits and Licenses. Notwithstanding any provisions of this Agreement to the contrary, in no event shall a Transfer occur to a Person that would cause the Company or its Affiliates to violate any law or any permits or licenses held by the Company or its Affiliates.

ARTICLE XIII
DISSOLUTION, LIQUIDATION AND TERMINATION

13.1 Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following:

(a) the vote or written consent of the Manager and the Members holding a majority of the outstanding Units, voting together as a single class;

(b) following the Investment Term and the sale or liquidation of all or substantially all of the Company's assets, by the written consent of the Manager; or

(c) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.

The death, retirement, resignation, expulsion, withdrawal, bankruptcy or dissolution of any Member shall not cause the dissolution of the Company and thereafter the Company shall continue its existence.

13.2 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 13.1 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 13.3 and the Certificate shall have been cancelled as provided in Section 13.4.

13.3 Liquidation and Termination. If the Company is dissolved pursuant to Section 13.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a) Liquidator. The Manager or its designee shall act as liquidator to wind up the Company (the "Liquidator"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) Accounting. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) Distribution of Proceeds. The Liquidator shall liquidate the assets of the Company and make Distributions of the proceeds of such liquidation in the manner set forth in Section 5.1(b), unless otherwise required by mandatory provisions of applicable law.

(d) Discretion of Liquidator. Notwithstanding the provisions of Section 13.3(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 13.3(c), if, upon dissolution of the Company, the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon unanimous consent of the Members, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.3(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be distributed will be valued at its Fair Market Value.

13.4 Cancellation of Certificate. On completion of the liquidating distribution of Company assets as provided in Section 13.3(c), the Company shall be deemed to have terminated and the Members (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation with the Secretary of State of the State of Delaware, as required by law, cancel any other filings made with the State of Delaware and take such other actions as may be necessary to terminate the Company.

13.5 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any losses that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to ARTICLE IX.

ARTICLE XIV
GENERAL PROVISIONS

14.1 Offset. Whenever the Company is to make any Distribution to any Member (other than any Tax Distribution), any amounts that such Member owes to the Company or any of its Affiliates, as determined by a final, non-appealable order of a court of competent jurisdiction or an arbitrator or a written, executed agreement between the Company or its Affiliate and such Member, may be deducted from that Distribution before payment.

14.2 Power of Attorney. Each Member hereby constitutes and appoints the Manager and the Liquidator, with full power of substitution, as his, her or its true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (a) this Agreement, all certificates and other instruments and all amendments thereof in accordance with the terms hereof that the Manager deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (b) subject to Section 14.6, all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification or restatement of this

Agreement in accordance with its terms; (c) all conveyances and other instruments or documents that the Manager and/or the Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (d) all instruments relating to the admission, withdrawal or substitution of any Member as set forth under and pursuant to this Agreement. The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member and the Transfer of all or any portion of his, her or its Units and shall extend to such Member's heirs, successors, assigns and personal representatives.

14.3 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by reputable overnight courier, or by e-mail transmission; and a notice, request, or consent given under this Agreement is effective upon receipt by the Person to whom it was sent. All notices, requests and consents to be sent to a Member must be sent to or made at the address given for that Member on Schedule A, or such other address as that Member may specify by notice to the other Members and the Company. Any notice, request or consent to the Company or the Manager must be given to the Company or the Manager at the following address:

GFG Partner Holdings, LLC
7500 Hemsworth Court
Wake Forest, NC 27587
Attention: Nathan D. Benn II

Whenever any notice is required to be given by law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

14.4 Entire Agreement. This Agreement, each Member's respective subscription(s) and Award Agreement(s), if any, constitute the entire agreement of the Members and the Company relating to the Company and supersede all prior contracts or agreements with respect to the Company, whether oral or written.

14.5 Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

14.6 Amendment, Modification or Waiver. Except as otherwise expressly provided herein or as otherwise required by non-waivable provisions of law, this Agreement may be amended, modified or waived from time to time only by a written instrument adopted by the Manager and executed and agreed to by the Members holding a majority of the Units; provided, however, that the Manager may amend and modify the provisions of this Agreement and Schedule A from time to time to the extent necessary to reflect (a) the issuance of new Units or other interests in the Company pursuant to Section

3.6, (b) the admission of new Members and substituted Members or (c) the cancellation or repurchase of Units in compliance with the terms of this Agreement.

14.7 Binding Effect. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective heirs, legal representatives, successors and assigns.

14.8 Governing Law; Severability. The internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law, rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, shall govern all issues and questions concerning the relative rights of the Company and its Members. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement shall also be governed by, and construed in accordance with, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law, rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In the event that any provision of this Agreement shall be declared to be invalid, illegal or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality and enforceability of the other provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to any party of the remaining provisions of this Agreement.

14.9 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall promptly execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated hereby.

14.10 Waiver of Certain Rights. Each Member irrevocably waives any right such Member may have to (a) demand any Distributions or withdrawal of property from the Company (whether upon resignation, withdrawal or otherwise) or (b) maintain any action for dissolution of the Company or for partition of the property of the Company (including under Section 18-604 of the Act), except upon dissolution of the Company pursuant to ARTICLE XIII hereof. In addition, the assets and liabilities of the Company shall not be separated or segmented pursuant to the provisions of Section 18-215 of the Act.

14.11 Indemnification and Reimbursement for Certain Payments. If the Company is obligated under applicable law to withhold, deduct and/or pay any amount to a governmental agency because of the status of a Member as a Member of the Company or for federal or state withholding taxes on payments made to a Member or income allocated to a Member, including but not limited to personal property replacement taxes and personal property taxes (notwithstanding anything to the contrary contained herein), then such Member (the "Indemnifying Person") shall indemnify the Company in full for the entire amount paid (including, without limitation, any interest, penalties and expenses associated with such payments). A Member's obligations to comply with the requirements of this Section 14.11 shall survive such Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 14.11, the Company shall be treated as continuing in existence. The amount to be indemnified shall, at the option of the Manager, either: (a) promptly upon notification of an obligation to indemnify the Company, be made by the Indemnifying Person via a cash payment to the Company equal to the full amount to be indemnified (which shall not be treated as a Capital Contribution), or (b) be effected via

the Company, at its option, reducing Distributions or other payments that would otherwise be made to the Indemnifying Person (other than Tax Distributions), until the Company has recovered the amount to be indemnified (and the amount withheld shall not be treated as a Capital Contribution).

14.12 Notice to Members of Provisions. By executing this Agreement, each Member acknowledges that he, she or it has actual notice of (a) all of the provisions hereof (including, without limitation, the restrictions on transfer set forth in ARTICLE XII) and (b) all of the provisions of the Certificate.

14.13 Fair Market Value. The "Fair Market Value" of any assets or Units to be valued under this Agreement shall be determined in accordance with this Section 14.13. The Fair Market Value of any asset constituting cash or cash equivalents shall be equal to the amount of such cash or cash equivalents. The Fair Market Value of Units or any assets other than cash, cash equivalents, or publicly traded securities shall be the fair value of such assets, as mutually agreed by the Manager and the Member whose Units are subject to purchase or transfer (or, if pursuant to Section 13.2, the liquidators), which determination shall not take into account minority interest or illiquidity. In the event the parties are unable to mutually agree on such value, the determination of the Fair Market Value of Units shall be determined by an appraiser or other expert of recognized standing reasonably acceptable (such acceptance not to be unreasonably withheld, conditioned or delayed) to the Manager and the transferring Member (which determination shall not take into account minority interest or illiquidity), and the costs of such determination shall be divided equally between the transferring Member and the Company. The Fair Market Value of any asset constituting publicly traded securities shall be the average, over a period of 21 days consisting of the date of valuation and the 20 consecutive Business Days prior to that date, of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any day, the average of the highest bid and lowest asked prices on such exchanges at the end of such day, or, if on any day such securities are not so listed, the average of the representative bid and asked prices quoted in the Nasdaq System as of 4:00 P.M., New York time, or, if on any day such securities are not quoted in the Nasdaq System, the average of the highest bid and lowest asked prices on such day in the domestic over the counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization.

14.14 WAIVER OF JURY TRIAL. BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE MEMBERS WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE COMPANY AND THE MEMBERS DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, THE COMPANY AND EACH MEMBER TO THIS AGREEMENT HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIP ESTABLISHED AMONG THE PARTIES HEREUNDER. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

14.15 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates.

14.16 Title to Company Assets. The Company's assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. All Company assets shall be recorded as the property of the Company on its books and records.

14.17 Parties in Interest. Except as expressly provided in the Act or this Agreement, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto, the Managers and their respective successors and assigns nor shall anything in this Agreement relieve or discharge the obligation or liability of any other Person to any party to this Agreement, nor shall any provision give any other Person any right of subrogation or action over or against any party to this Agreement.

14.18 Adjustment of Numbers. Subject to Section 14.6, all numbers set forth herein that refer to Unit prices or amounts shall be appropriately adjusted by the Manager in good faith to reflect Unit splits, Unit dividends, combinations of Units and other recapitalizations affecting the subject class of equity.

14.19 Counterparts. This Agreement may be executed and delivered in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by electronic image scan transmission in .pdf shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of this Agreement for all purposes. Signatures of the parties transmitted by electronic image scan transmission in .pdf shall be deemed to be their original signatures for all purposes.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Limited Liability Company Agreement as of the date first set forth above.

COMPANY:

GLOBAL FOODS GROUP, LLC
By GFG Partner Holdings, LLC.
Its Manager

Print Name: Nathan D. Benn II

MANAGER:

GFG Partner Holdings, LLC.
By KM Ferrari 03 Irrevocable Trust
Its Authorized Party

Print Name: Pete Ferrari

MEMBER:

Individual Member:

____
(Signature)

____
(Print Name)

____
(Address)

____

Entity Member:

By:____________________________________
Name:____________________________
Title:_____________________________

____
(Address)

____

Annex I

Certain Definitions

As used in this Agreement, the following terms have the following meanings:

"Acceptance Date" has the meaning set forth in Section 12.3(b).

"Act" means the Delaware Limited Liability Company Act, 6 Del. L. § 18-101, et.seq., as it may be amended from time to time, and including any successor statute to the Act.

"Additional Officers" has the meaning set forth in Section 7.3.

"Additional Subscription Amount" has the meaning set forth in Section 3.7(c).

"Additional Unit" has the meaning set forth in Section 3.6.

"Affiliate" means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

"Affiliate Transactions" means all transactions between the Company or any Subsidiary, and any Member, Manager or their respective Affiliates, and any material amendment or modification thereto, other than the issuance of any Additional Units as to which each Member was offered the opportunity to purchase its pro rata share of such issuance in accordance with Section 3.7.

"Aggregate" means, for purposes of making allocations of Profits and Losses (and items of income, gain, expense, deduction, or loss allocated hereunder that are not included in the computation of Profits or Losses) and Distributions as of a particular time, the total of all applicable Capital Contributions.

"Agreement" has the meaning set forth in the introductory paragraph of this Agreement.

"Approved Sale" has the meaning set forth in Section 12.2(a).

"Assignee" has the meaning set forth in Section 12.5(b).

"Assignor" has the meaning set forth in Section 12.5(a).

"Book Value" means, with respect to any Company property (including, without limitation, any property or asset that is treated as property of the Company for federal income tax purposes), the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted (to the extent the Manager chooses to make such permitted adjustments) by Treasury Regulations Section 1.704-l(b)(2)(iv)(d)-(g); provided that the initial Book Value of any asset contributed to the Company shall be equal to its Fair Market Value; provided, further, that the Book Value of assets contributed to the Company as part of a Member's initial Capital Contribution shall be reflected in the opening Capital Accounts as set forth in the books and records of the Company.

"Breaching Member" has the meaning set forth in Section 12.2(a).

"Business Day" means any day other than Saturday, Sunday or a United States federal holiday on which federally chartered banking and financial institutions are not open for the transaction of business.

"Capital Account" has the meaning set forth in Section 4.1.

"Capital Contribution" means a contribution made (or deemed made under Treasury Regulations Section 1.704-1(b)(2)(iv)(d)) by a holder to the capital of the Company, whether in cash, in other property or otherwise, pursuant to ARTICLE III, as shown opposite such Member's name on Schedule A, as the same may be amended from time to time in accordance with ARTICLE III. The amount of any Capital Contribution shall be the amount of cash and the Fair Market Value of any other property so contributed, in each case net of any liabilities assumed by the Company from such holder in connection with such contribution and net of any liabilities to which assets contributed by such holder in respect thereof are subject.

"Cash Receipts" means all cash received by the Company, excluding Capital Contributions, loan proceeds, prepayment of rent, security deposits, insurance proceeds (other than proceeds from business interruption insurance), condemnation awards, Net Cash from Capital Events, and any other funds not generated from current business operations of the Company.

"Certificate" has the meaning set forth in Section 2.1.

"Certificated Units" has the meaning set forth in Section 12.10.

"Code" means the United States Internal Revenue Code of 1986, as amended, and any successor statute.

"Company" has the meaning set forth in the introductory paragraph of this Agreement.

"Company Entity" means any of the Company or any Affiliate of the Company that holds substantially all of the assets of the Company and its Subsidiaries, taken as a whole, or any successor thereto.

"Company Indemnities" has the meaning set forth in Section 12.2(a).

"Company Minimum Gain" has the meaning set forth for "partnership minimum gain" in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"Confidential Information" has the meaning set forth in Section 8.14.

"Co-Sale Member" has the meaning set forth in Section 12.4(a).

"Designee" has the meaning set forth in Section 12.3(a).

"Distribution" means each distribution made by the Company to a Member, whether in cash or property of the Company and whether by liquidating distribution or otherwise; provided, however, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any Units for any reason (after which such Unit shall cease to be outstanding); (b) any

recapitalization or exchange of any Units (including, without limitation, pursuant to Section 14.1 hereof); (c) any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units; or (d) any reasonable fees or remuneration paid to any Member in such Member's capacity as an employee, officer, consultant or other provider of services to the Company. For purposes of this Agreement, the amount of a Distribution of property or securities shall equal the Fair Market Value of such property or securities.

"Economic Interest" means a Member's share of the Company's net Profits, net Losses and interest in Distributions pursuant to this Agreement, but shall not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members, or any right to receive information concerning the business and affairs of the Company, in each case to the extent provided for herein or otherwise required by the Act.

"Effective Date" has the meaning set forth in the introductory paragraph of this Agreement.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" has the meaning set forth in Section 14.13.

"Family or Estate-Planning Transfer" means a Transfer of any Units by any Member (a) to a trust under which the distribution of such Units may be made only to such Member and/or family members of such Member, (b) to a charitable remainder trust, the income from which will be paid to such Member during his or her life, or (c) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries; provided that, in the case of the foregoing clauses (a) and (b), such Member has sole control of the referenced entity.

"Fiscal Year" of the Company means the Company's annual accounting period ending on December 31 of each year or such other date as may be required by the Code or determined by the Manager.

"Indemnifying Person" has the meaning set forth in Section 14.11.

"Independent Third Party" means any Person who, immediately prior to a contemplated transaction, does not own in excess of 5% of the Company's Units on a fully-diluted basis (a "5% Owner"), who is not controlling, controlled by or under common control with any 5% Owner and who is not the spouse, parent or descendant (by birth or adoption) of any 5% Owner or a trust for the benefit of any 5% Owner and/or such other Persons.

"Joinder" means a joinder agreement to this Agreement in substantially the same form and substance as the joinder agreement set forth as Schedule B attached hereto or such other form of joinder as may be approved by the Manager from time to time.

"Liquidator" has the meaning set for in Section 13.3(a).

"Losses" for any period means all items of Company loss, deduction and expense for such period determined in accordance with Section 4.2.

"Manager" means GFG Partner Holdings, LLC.

"Maximum Tax Rate" means the maximum marginal federal, state and local income tax rate applicable to an individual or a corporation, whichever is higher, (taking into account the character of income) as may be reasonably determined by the Manager from time to time.

"Member" means each member of the Company and each other Person who is hereafter admitted as a member of the Company in accordance with the terms of this Agreement and the Act. As of the date of this Agreement, the Members are set forth on Schedule A. Each Member shall continue to be a Member until such Person ceases to own any Units.

"Member Nonrecourse Debt Minimum Gain" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulations Section 1.704-2(i).

"Member Nonrecourse Deductions" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulations Section 1.704-2(i).

"Net Cash from Capital Events" means, with respect to any period, an amount equal to the cash proceeds or distributions received by the Company from sales, refinancings or recapitalizations with respect to assets of the Company for such period, reduced by the portion thereof used to, in the discretion of the Manager, (1) pay principal or interest on any Indebtedness of the Company, (2) establish Reserves, and (3) pay all expenses of the Company. Net Cash from Capital Events shall not be reduced by depreciation, amortization, cost recovery deductions or other non-cash allowances and expenses.

"Net Cash from Operations" means, all Cash Receipts of the Company, plus any amounts received from Reserves, reduced by the portion thereof used to, in the discretion of the Manager, (1) pay principal or interest on any Indebtedness of the Company, (2) establish Reserves, and (3) pay all expenses of the Company. Net Cash from Operations shall not be reduced by depreciation, amortization, cost recovery deductions or other non-cash allowances and expenses.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"Offering" has the meaning set forth in Section 3.4(b).

"Offer Notice" has the meaning set forth in Section 12.3(a).

"Officer" has the meaning set forth in Section 7.1.

"Original Agreement" has the meaning set forth in the recitals.

"Participating Member" has the meaning set forth in Section 3.7(d).

"Permitted Transferee" means any Transferee of Units received pursuant to a Family or Estate-Planning Transfer, provided that such Transferee expressly agrees in writing in a form reasonably acceptable to the Manager to remain subject to the provisions of this Agreement, or any other Transferee that is permitted by the prior written consent of the Manager, which consent may be withheld in the Manager's sole discretion.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Preemptive Notice" has the meaning set forth in Section 3.7(a).

"Preemptive Share" has the meaning set forth in Section 3.7(b).

"Proceeding" has the meaning set forth in Section 9.2.

"Profits" for any period means all items of Company income and gain for such period determined in accordance with Section 4.2.

"Purchase and Sale Agreement" has the meaning set forth in Section 12.4(c).

"Regulatory Allocations" has the meaning set forth in Section 5.4(f).

"Requisite Members" has the meaning set forth in Section 12.2(a).

"Reserves" means reasonable reserves established by the Company, in the exercise of reasonable business judgment by the Manager, for all expenses, debt payments, capital improvements, replacements and contingencies, including, but not limited to, loss and liquidity reserves, of the Company.

"Right of Co-Sale" has the meaning set forth in Section 12.4(a).

"ROFR Share" has the meaning set forth in Section 12.3(b).

"Sale of the Company" means the sale of the Company (or any Company Entity) to an Independent Third Party or group of Independent Third Parties pursuant to which such party or parties acquire, whether in a single transaction or a series of related transactions, (i) equity securities of the Company (or any Company Entity) possessing the voting power to elect a majority of the Manager (or the board of directors of such Company Entity, as applicable) (whether by merger, reorganization, combination, consolidation or sale or transfer of the Company's or any applicable Company Entity's equity securities) or (ii) all or substantially all of the Company's and, if any, its Subsidiaries (or any Company Entity's) assets, determined on a consolidated basis, whether by sale, transfer, lease or otherwise.

"Securities Act" has the meaning set forth in Section 12.10.

"State Acts" has the meaning set forth in Section 12.10.

"Subscription Notice" has the meaning set forth in Section 3.7(c).

"Subsidiary" means (a) any corporation, partnership, limited liability company or other entity a majority of the capital stock or other equity interests of which having ordinary voting power to elect a majority of the board of directors, managers or other Persons performing similar functions is at the time owned, directly or indirectly, with power to vote, by the Company or any direct or indirect Subsidiary of the Company, (b) a partnership in which the Company or any direct or indirect Subsidiary

is a general partner or (c) a limited liability company in which the Company or any direct or indirect Subsidiary is a managing member or manager.

"Supplemental Preemptive Notice" has the meaning set forth in Section 3.7(d).

"Tax Distribution" has the meaning set forth in Section 5.2.

"Tax Representative" has the meaning set forth in Section 10.2(a).

"Transfer" means any sale, transfer, assignment, pledge of Units or right to Distributions or Tax Distributions, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (including, without limitation, by operation of law) or the acts thereof. For purposes of the preceding sentence, an indirect disposition of an interest includes any sale, transfer, assignment, pledge, exchange or any other arrangement on account of which a Person is treated for income tax purposes as a "nominee" within the meaning of the temporary Treasury Regulations under Section 6031 of the Code. The terms "Transferee," "Transferred," and other forms of the word "Transfer" shall have correlative meanings.

"Transferring Member" has the meaning set forth in Section 12.3(a).

"Treasury Regulations" means the United States income tax regulations promulgated under the Code and effective as of the Effective Date. Such term shall be deemed to include any future amendments to such regulations and any corresponding provisions of succeeding regulations (whether or not such amendments and corresponding provisions are mandatory or discretionary).

"Unit" means a unit of common membership interest in the Company owned by a Member, including all preferences, rights, liabilities and obligations with respect to such interest as are set forth in this Agreement or the Act.

"Unsubscribed Amount" has the meaning set forth in Section 3.7(d).

Dated as of the Effective Date

SCHEDULE A

Members

Members	**Units**	**Capital Contribution**
GFG Partner Holdings, LLC 7500 Hemsworth Court Wake Forest, NC 27587	400	$

[Investors]

SCHEDULE B

JOINDER TO LIMITED LIABILITY COMPANY AGREEMENT

This Joinder (this "Joinder") is made as of the date written below by the undersigned (the "Joining Party") in favor of and for the benefit of Global Foods Group, LLC, a Delaware limited liability company, and the other parties to the Amended and Restated Limited Liability Company Agreement, dated as of April 13, 2020 (as such agreement may be amended, restated, supplemented and/or joined to from time to time, the "LLC Agreement"). Capitalized terms used but not defined herein have the meanings given such terms in the LLC Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by his, her or its execution of this Joinder, the Joining Party will be deemed to be a party to the LLC Agreement and shall have all of the obligations under the LLC Agreement as a Member as if he, she or it had executed the LLC Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the LLC Agreement, including, without limitation, making each of the representations and warrants set forth in Section 3.2 of the LLC Agreement to the Company effective as of the date of this Joinder.

IN WITNESS WHEREOF, the undersigned has executed this Joinder as of the date written below.

Date: ____________, 20____

Signature:______________________________

Print Name:____________________________

Agreed to and Accepted by:

GLOBAL FOODS GROUP, LLC
By GFG Partner Holdings, LLC.
Its Manager

By: Nathan D. Benn II